 Exhibit 99.44

Execution Version

AMENDED AND RESTATED
INVESTOR RIGHTS AGREEMENT

AGNICO EAGLE MINES LIMITED

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ORLA MINING LTD.

DECEMBER 17, 2019

TABLE OF CONTENTS

Article 1
INTERPRETATION

1.1	Defined Terms	2
1.2	Rules of Construction	6
1.3	Entire Agreement	6
1.4	Time of Essence	7
1.5	Governing Law and Submission to Jurisdiction	7
1.6	Severability	7

Article 2
BOARD OF DIRECTORS

2.1	Nomination Right	7
2.2	Management to Endorse and Vote	8
2.3	Directors’ Liability Insurance	8
2.4	Director Compensation	8

Article 3
PARTICIPATION RIGHT

3.1	Notice of Issuances	9
3.2	Grant of Participation Right	9
3.3	Top-up Offering	10
3.4	Exercise Notice	11
3.5	Issuance of Offered Securities and Top-up Shares	11
3.6	Reduction of Participating Percentage	12
3.7	Non-Cash Consideration	12
3.8	Issuances Not Subject to Participation Right or Top-up Right	13

Article 4
Representations AND Warranties

4.1	Representations and Warranties of the Company	13
4.2	Representations and Warranties of the Investor	14

Article 5
Covenants of the Company

5.1	Reporting Issuer Status and Listing of Common Shares	15
5.2	No Conflict With Shareholders’ Rights Plan	15
5.3	Subsidiary Security Issuances	15
5.4	Grant of Additional Third Party Participation Rights	15

Article 6
COVENANTS OF the INVESTOR

6.1	Investor Voting	16
6.2	Share Dispositions	17

Article 7
MISCELLANEOUS

7.1	Termination of Existing Agreements	18
7.2	Termination	18
7.3	Right to Information	18
7.4	Technical Assistance	19
7.5	Notices	20
7.6	Amendments and Waivers	21
7.7	Assignment	21
7.8	Successors and Assigns	21
7.9	Expenses	21
7.10	Public Disclosure	22
7.11	Further Assurances	22
7.12	Right to Injunctive Relief	22
7.13	Counterparts	22

INVESTOR RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT made the 17th day of December, 2019,

B E T W E E N:

AGNICO EAGLE MINES LIMITED,
a corporation existing under the Business Corporations Act (Ontario),

(hereinafter referred to as the “Investor”),

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ORLA MINING LTD.,
a corporation existing under the Canada Business Corporations Act,

(hereinafter referred to as the “Company”).

WHEREAS the Company and the Investor are currently party to an Investor Rights Agreement made as of the 18th day of October 2019 (the “Original Agreement”);

AND WHEREAS the Investor owns 17,613,835 Common Shares (as defined below) and 870,250 common share purchase warrants entitling the Investor to purchase 870,250 Common Shares, which represent approximately 9.47% of the issued and outstanding Common Shares on a non-diluted basis and 9.89% of the issued and outstanding Common Shares on a partially-diluted basis;

AND WHEREAS the Company and the Investor were party to a Participation Right Agreement and a Technical Services Agreement (as such terms are defined below), and the Investor and the Company entered into the Original Agreement in order to, among other things, terminate and replace the Participation Right Agreement and Technical Services Agreement and establish certain additional rights and obligations between the parties set forth in the Original Agreement;

AND WHEREAS the Company and the Investor wish to amend and restate the Original Agreement in order to effect certain amendments to the Original Agreement, in each case, subject to the terms and conditions hereinafter set forth in this Amended and Restated Investor Rights Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act;

“Additional Property Rights” means all rights, other than mining concessions, in respect of a mining project, including exploration permits, exploration rights, surface rights, water rights and other rights relating to minerals or to access minerals, and other forms of mineral title, under Applicable Laws, whether contractual, statutory or otherwise;

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Applicable Laws” means with respect to any person, any domestic, foreign, federal, provincial, state, county or municipal or local law, rule or regulation, including any statute, regulation, rule or subordinate legislation or treaty or common law and any rule, decree, policy or enactment of any Governmental Authority that is binding or applicable to such Person;

“Board” means the board of directors of the Company;

“Bought Deal” means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Company pursuant to a “bought deal” letter prior to the filing of a preliminary prospectus or prospectus supplement or a distribution pursuant to an overnight marketed offering;

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of British Columbia; or (b) a day on which banks are generally closed in the Province of Ontario or the Province of British Columbia;

“Camino Rojo Option Agreement” means the option agreement dated November 7, 2017 between the Company and Goldcorp Inc. (now Newmont Goldcorp Corporation);

“Camino Rojo Project” means the Company’s mineral project located in Mazapil, Zacatecas, Mexico, including all mining concessions, Additional Property Rights and other rights to develop a mining project relating thereto;

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Cerro Quema Project” means all mineral rights, mining concessions (including, for greater certainty the mineral concessions contracts between the Company or its subsidiaries and the Republic of Panama) and Additional Property Rights, or any rights to acquire any of the foregoing, and any amendments, additions or extensions thereto, relating to the Company’s mineral project on the Azuero Peninsula in Los Santos Province of southwestern Panama;

“Common Shares” means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Company” shall have the meaning set out in the preamble hereto;

“Confidentiality Agreement” means the confidentiality agreement dated as of October 18th, 2019 between the Company and the Investor, as amended varied or supplemented from time to time;

“Consents” means all consents, approvals, permits, licences, waivers of rights of first refusal or waivers of due on sale clauses or other waivers, as applicable, from: (a) any party to any contract; and (b) any Governmental Authority necessary in connection with the execution of this Agreement or the performance of any terms thereof or any document delivered pursuant thereto or the completion of any of the transactions contemplated by this Agreement;

“Constating Documents” means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum and articles of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability Corporation or social agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trusts, pooling and/or syndicated agreements and similar contracts, arrangements and understandings applicable to the Person’s securities, all as amended, supplemented, restated and replaced from time to time;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of the Company, including any warrants, options or other rights issued by the Company and, for greater certainty, including any securities issued under any equity incentive compensation arrangements;

“Dilutive Issuance” shall have the meaning set out in Section 3.3(a)(i);

“Exchange” means the TSX or such other stock exchange where the Common Shares are listed from time to time;

“Excluded Event” shall have the meaning set out in Section 3.8;

“Exercise Notice” shall have the meaning set out in Section 3.4;

“Existing Convertible Securities” means Convertible Securities issued prior to, and outstanding, as of the date of the Original Agreement;

“Governmental Authority” means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the Securities Regulatory Authorities and the TSX or any other Exchange as applicable;

“Indemnified Party” shall have the meaning set out in Section 7.4(f);

““Investor” shall have the meaning set out in the preamble hereto;

“Investor Nominee” shall have the meaning set out in Section 2.1(a);

“Issuance” shall have the meaning set out in Section 3.1;

“Losses” shall have the meaning set out in Section 7.4(f);

“Market Price” means the “market price” of the Common Shares as such term is defined in the TSX Company Manual, or if the Common Shares are not traded on the TSX at the relevant time, the closing price of the Common Shares on the trading day immediately prior to the date of public announcement of the offering on such other exchange or marketplace as such shares are then traded (or at the “market price” otherwise determined pursuant to the rules of such other exchange or marketplace, if different);

“Monitor Gold Option Agreements” means the option agreement dated January 24, 2018 between the Company and Mountain Gold Claims LLC, the option agreement dated March 21, 2018 between the Company and King Solomon Gold LLC and the option agreement dated March 22, 2018 between the Company and Ely Gold Royalties Inc.;

“Notice Period” shall have the meaning set out in Section 3.4;

“Offered Securities” means any equity or voting securities, or securities convertible into, exercisable or exchangeable for equity or voting securities, of the Company;

“Offering” shall have the meaning set out in Section 3.1;

“Offering Notice” shall have the meaning set out in Section 3.1;

“Original Agreement” shall have the meaning set out in the recitals to this Agreement;

“Participating Percentage” means, initially, 15%, subject to adjustment only pursuant to Section 3.6;

“Participation Right” shall have the meaning set out in Section 3.2;

“Participation Right Agreement” means the participation right agreement dated January 26, 2018 between the Company and the Investor;

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, company, corporation or other body corporate, union, Governmental Authority and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

“Private Sale Purchaser” shall have the meaning set out in Section 6.2(a)(ii);

“Projects” means the Cerro Quema Project and the Camino Rojo Project;

“Proposed Private Sale” shall have the meaning set out in Section 6.2(a);

“Purchaser Notice” shall have the meaning set out in Section 6.2(a)(ii);

“Reporting Jurisdictions” means each of the provinces and territories of Canada;

“Sale Notice” shall have the meaning set out in Section 6.2(a)(i);

“Sale Period” shall have the meaning set out in Section 6.2(a)(ii);

“Securities Regulatory Authorities” means the securities regulatory authority of each of the Reporting Jurisdictions, and any Exchange;

“Technical Assistance” shall have the meaning set out in Section 7.3;

“Technical Services Agreement” means the technical services agreement dated January 26, 2018 between the Company and the Investor;

“Third Party” means, in relation to any party, a person with whom such party deals at “arm’s length”, as such term is understood for the purposes of the Income Tax Act (Canada);

“Top-up Notice” shall have the meaning set out in Section 3.3(b);

“Top-up Offering” shall have the meaning set out in Section 3.3(c);

“Top-up Right” shall have the meaning set out in Section 3.3(a)(i);

“Top-up Shares” shall have the meaning set out in Section 3.3(a)(i);

“Top-up Threshold” shall have the meaning set out in Section 3.3(a)(ii);

“Transfer” includes any direct or indirect transfer, sale, exchange, assignment, endorsement, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or any arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, in each case, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words “Transferred” and “Transferring” and similar words have corresponding meanings;

“TSX” means the Toronto Stock Exchange;

“Upsize Notice” shall have the meaning set out in Section 3.4(b); and

“Upsize Option” shall have the meaning set out in Section 3.4(b).

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all references to a percentage ownership of Common Shares shall be calculated on a non-diluted basis;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, between the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a)            This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)            Each of the parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Article 2
BOARD OF DIRECTORS

2.1	Nomination Right

(a)            For so long as the Participating Percentage is at least 5%, the Investor shall be entitled to designate one nominee who shall be a Person eligible to serve as a director pursuant to the Act (an “Investor Nominee”) for election or appointment to the Board.

(b)            The Company covenants and agrees, within 10 Business Days’ of receiving a written notice from the Investor to the Company, to forthwith take all necessary steps, including increasing the size of the Board or causing the resignation of a director, to cause the appointment of an individual selected by the Investor to serve on the Board as the initial Investor Nominee until the next annual meeting of the Company’s shareholders, and in the event that it is necessary to seek shareholder approval for the election of the initial Investor Nominee, the Company shall call and hold a meeting of its shareholders to consider the election of the Investor Nominee as soon as reasonably practicable, and in any event such meeting shall be held within 75 days of the Company receiving such written notice from the Investor.

(c)            The Company shall provide the Investor with notice in writing promptly upon determining the date of any meeting of shareholders at which directors of the Company are to be elected and the Investor shall advise the Company of its Investor Nominee promptly and in any event within 15 Business Days of receipt of such notice. If the Investor does not advise the Company of the identity of any Investor Nominee prior to any such deadline, then the Investor will be deemed to have nominated its incumbent nominee.

(d)            The Investor Nominee must consent in writing to serve as a director of the Company and meet all statutory and stock exchange requirements for membership on the Board.

(e)            In the event that any Investor Nominee shall cease to serve as a director of the Company, whether due to such Investor Nominee’s death, disability, resignation or removal, the Company shall cause the Board to promptly appoint a replacement Investor Nominee designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee.

2.2	Management to Endorse and Vote

(a)            The Company shall use commercially reasonable efforts to ensure that the Investor Nominee is elected to the Board, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board.

(b)            The Company agrees that management of the Company shall, in respect of every meeting of the shareholders at which directors of the Company are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend the Investor Nominee identified in the proxy materials for election to the Board, and shall vote the Common Shares and any other shares of the Company entitled to vote in the election of directors in respect of which management is granted a discretionary proxy in favour of the election of such Investor Nominee to the Board at every such meeting, and the Company shall use its commercially reasonable efforts to cause management to vote their Common Shares and any other shares of the Company entitled to vote in the election of directors in favour of the election of such Investor Nominee to the Board at every such meeting.

(c)            Forthwith following any meeting of shareholders at which an Investor Nominee was nominated to serve as a director but was not validly elected by the shareholders in accordance with the Act, the Company shall take all steps necessary to appoint an Investor Nominee to the Board who is not the same individual who was not elected at the meeting of shareholders, including pursuant to the power of the Board to appoint additional directors between shareholders’ meetings or to fill a vacancy on the Board.

2.3	Directors’ Liability Insurance

An Investor Nominee shall be entitled to the benefit of any directors’ liability insurance and indemnity to which other directors of the Company are entitled.

2.4	Director Compensation

If the Investor Nominee is an “independent director” pursuant to applicable securities laws and is not employed by or compensated by the Investor in any manner, the Investor Nominee shall be entitled to receive the same compensation, options, or other equity awards, as such awards may be granted to any other director from time-to-time by the Company on the recommendation of the Compensation Committee, pursuant to the Company’s equity compensation plans as compensation for services rendered as a member of the Board. In addition, for the avoidance of doubt, nothing in this Section 2.4 or any other provision of this Agreement shall prohibit, constrain or otherwise restrict the Investor Nominee from carrying out its duties as a director of the Company, including voicing the Investor Nominee’s opinion and voting on Board matters as they deem fit in the circumstances. It is further acknowledged and agreed that the Investor Nominee will be required to declare any conflicts of interest and abstain from voting on Board matters where any such conflict arises.

Article 3
PARTICIPATION RIGHT

3.1	Notice of Issuances

Subject to Section 3.6, and provided that the Participating Percentage is at least 5%, if the Company proposes to issue (the “Issuance”) any Offered Securities pursuant to a public offering, a private placement or otherwise (but excluding any issuances of Common Shares in respect of which the Top-up Right would be applicable) (each, an “Offering”) at any time after the date hereof, the Company will, as soon as possible after the public announcement of the Offering, but in any event not later than seven Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering. The Offering Notice shall also include copies of any investor presentation, prospectus or offering memorandum or similar disclosure document, subscription agreement and other materials delivered by or proposed to be delivered by the Company (or by any agent or investment dealer acting on behalf of the Company) to potential subscribers under the Offering.

3.2	Grant of Participation Right

(a)            The Company agrees that, subject to Section 3.6 and provided that the Participating Percentage is at least 5%, the Investor (directly or through an Affiliate) has the right (the “Participation Right”) to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other Applicable Laws or the rules of any stock exchange from participating on substantially the terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit):

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor (at its election and in its sole discretion) to maintain or acquire up to, as applicable, a percentage ownership interest in the Common Shares equal to the Participating Percentage; and

(ii)	in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (after giving effect to the Offering and assuming, for all purposes of this Section 3.2(a)(ii), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.2) allow the Investor (at its election and in its sole discretion) to maintain or acquire up to, as applicable, a percentage ownership interest in the Common Shares equal to the Participating Percentage.

(b)            If, upon the exercise by the Investor of its Participation Right, the Investor becomes entitled to a fractional interest in an Offered Security, any such fractional Offered Security that is: (i) less than 0.5 of an Offered Security will be rounded down to the nearest whole Offered Security, and (ii) 0.5, or greater, of an Offered Security will be rounded up to the nearest whole Offered Security unless the Investor holds less than 10% of the issued and outstanding Common Shares and such rounding would result, in and of itself, in the Investor holding 10% or more of the issued and outstanding Common Shares.

3.3	Top-up Offering

(a)            Without limiting Section 3.2, the Company agrees that, subject to the terms of this Section 3.3:

(i)	the Investor (directly or through an Affiliate) has the right (the “Top-up Right”) to subscribe for and to be issued in connection with the issuance of Common Shares pursuant to the Monitor Gold Option Agreements and on the conversion, exercise or exchange of Convertible Securities (a “Dilutive Issuance”) up to such number of Common Shares that will allow the Investor (at its election and in its sole discretion) to maintain or acquire up to, as applicable, a percentage ownership interest in the Common Shares equal to the Participating Percentage, in each case after giving effect to such Dilutive Issuance (the “Top-up Shares”); and

(ii)	the Top-up Right shall be exercisable from time to time following Dilutive Issuances that result in the reduction of the Investor’s percentage ownership interest by 1.0%, in the aggregate (the “Top-up Threshold”). The Top-up Threshold shall be calculated by aggregating all Dilutive Issuances that occurred in each case from the later of (A) the date of the Original Agreement, (B) the date of the last Top-up Notice or (C) the date of completion of the last Top-up Offering.

(b)            Subject to Section 3.3(d), within 10 Business Days of the end of each of the first and third fiscal quarters, provided that during such fiscal quarter or during the previous fiscal quarter one or more Dilutive Issuances occurred resulting in the Top-up Threshold being achieved, the Company shall deliver a written notice (a “Top-up Notice”) to the Investor containing the number of Existing Convertible Securities converted, exercised or exchanged into Common Shares, and the total number of issued and outstanding Common Shares following such Dilutive Issuances and any other conversions, exercises and exchanges of Convertible Securities, in each case from the later of (A) the date of the Original Agreement, (B) the date of the last Top-up Notice or (C) the date of completion of the last Top-up Offering.

(c)            If the Investor delivers an Exercise Notice in accordance with Section 3.4, the Company shall in accordance with the provisions of this Article 3, promptly, and in any event within 30 days of the date on which the relevant Top-up Notice was delivered, complete an offering to the Investor of the number of Top-up Shares the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share equal to the Market Price of the Common Shares on or after the date the Top-up Notice was delivered to the Investor (each, a “Top-up Offering”). For greater certainty, each Top-up Offering will be an offering of Common Shares.

(d)            Notwithstanding Section 3.3(a), 3.3(b) or 3.3(c), if a Top-up Threshold is achieved in, or is determined by the Company, acting reasonably, to be likely to occur prior to the end of, a fiscal quarter prior to setting the record date for any meeting of shareholders, the Company shall deliver a Top-up Notice to the Investor and, if the Investor delivers an Exercise Notice in accordance with Section 3.4 in response to a Top-up Notice delivered pursuant to this Section 3.3(d), the Company shall in accordance with the provisions of this Article 3, promptly, and in any event prior to declaring the record date for such shareholder meeting, complete a Top-up Offering to the Investor.

3.4	Exercise Notice

(a)            If the Investor wishes to exercise the Participation Right or the Top-up Right, the Investor shall give written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities or Top-up Shares the Investor wishes to subscribe for and purchase pursuant to the Participation Right or the Top-up Right, as applicable. The Investor shall deliver an Exercise Notice to subscribe to the Offering, Issuance or issuance of Top-up Shares, within five Business Days after the date of receipt of an Offering Notice, Top-up Notice or Upsize Notice, as applicable, or in the case of a public offering that is a Bought Deal, within two Business Days of receipt of an Offering Notice or Upsize Notice (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right or the Top-up Right in respect of such Offering, Issuance or issuance of Top-up Shares.

(b)            If the Company at any time proposes to increase the number of any Offered Securities to be issued in the Offering it shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Offered Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Company. If no new Exercise Notice is delivered by the Investor to the Company within one Business Day of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Offering Notice shall continue in full force and effect.

3.5	Issuance of Offered Securities and Top-up Shares

(a)            If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall, subject to:

(i)	the receipt and continued effectiveness of all required approvals (including the approval(s) of the TSX and any other stock exchange on which the Common Shares are then listed and/or traded and any required approvals under Canadian Securities Laws and any shareholder approval required under Applicable Laws), which approvals the Company shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and using its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any shares of the Company entitled to vote in the matter and all votes received by proxy in favour of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor); and

(ii)	the completion of the relevant Offering, if applicable,

issue to the Investor or its nominee, against payment of the subscription price payable in respect thereof, that number of Offered Securities or Top-Up Shares, as applicable, set out in the Exercise Notice.

(b)            The parties agree that the issuance of any Offered Securities to the Investor pursuant to this Section 3.5 shall occur concurrently with the completion of the associated Offering, provided that if shareholder approval is sought pursuant to Section 3.5(c), the issuance of any Offered Securities to the Investor requiring such approval shall occur as soon as reasonably practicable following the meeting of shareholders.

(c)            If the Company is required by the Exchange or otherwise under Applicable Laws to seek shareholder approval for the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor or its nominee, then the Company shall, in its sole discretion, either: (i) terminate the Offering, or (ii) call and hold a meeting of its shareholders to consider the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 75 days after the date that the Company is first advised by the TSX or other applicable Governmental Authority that it will require shareholder approval, in which case the Company shall recommend approval of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor and solicit proxies in support thereof.

3.6	Reduction of Participating Percentage

If the Investor elects not to exercise the Participation Right in respect of an Offering of Common Shares (other than an Excluded Event) for which the Company has delivered to the Investor an Offering Notice in accordance with Section 3.2, the Participating Percentage shall be reduced to be the amount equal to the percentage determined by dividing (a) the number of Common Shares then held by the Investor and its Affiliates plus the number of Common Shares issuable upon exercise of securities convertible into or otherwise exchangeable for equity or voting securities of the Company then held by the Investor by (b) the total number of issued and outstanding Common Shares plus the number of Common Shares issuable upon exercise of the securities issued in connection with the Offering that are convertible into or otherwise exchangeable for equity or voting securities of the Company, in each case following completion of such Offering.

3.7	Non-Cash Consideration

If the Offered Securities being issued under an Offering are to be issued for consideration other than cash consideration, the consideration per Offered Security payable by the Investor upon exercise of its Participation Right shall be the cash equivalent of the fair market value of the non-cash consideration per Offered Security to be paid by the other acquirors under the Offering, as determined by the Board, in its sole discretion, acting reasonably and with the advice of its financial advisors.

3.8	Issuances Not Subject to Participation Right or Top-up Right

Notwithstanding anything to the contrary contained herein, the Participation Right shall only apply to an Offering for which the Company anticipates that the majority of the cash or non-cash consideration of the Offering is to be applied or is intended for the purposes of the advancement of one or both of the Projects (any other Offering being, an “Excluded Event”), provided however that should the Company in fact apply a majority of the net proceeds of any Excluded Event to the advancement of one or both of the Projects, the Company shall promptly notify the Investor in writing and the Investor shall have the right to purchase an amount of Offered Securities at the time of the next Offering sufficient to increase its percentage holding of securities to the Participating Percentage in effect immediately prior to the completion of such Excluded Event at a price per security equal to the price under such Excluded Event, and the Company shall, if it is required by the Exchange or otherwise under Applicable Laws to seek shareholder approval for the Offering of the securities to the Investor or its nominee, call and hold a meeting of its shareholders to consider the Offering of the securities to the Investor as soon as reasonably practicable, and in any event, such meeting shall be held within 75 days of the date that the Company is first advised that it will require shareholder approval, in which case the Company shall recommend approval of the Offering of the securities and shall solicit proxies in support thereof.

Article 4
Representations AND Warranties

4.1	Representations and Warranties of the Company

The Company represents and warrants to the Investor as follows and acknowledges and agrees that the Investor is relying on such representations and warranties to enter into this Agreement:

(a)	Organization and Status. The Company is duly incorporated and organized, and is validly subsisting, under the laws of Canada and is up-to-date in the filing of all corporate and similar returns under the laws of that jurisdiction.

(b)	Corporate Power. The Company has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(c)	Authorization. All necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

(d)	Enforceability. This Agreement has been duly executed and delivered by the Company and (assuming due execution and delivery by the Investor) constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)	Absence of Conflict. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder will not (whether after the passage of time or notice or both) conflict with, result in a violation or breach of, constitute a default or require any Consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(i)	to the knowledge of the Company, (i) any judgment, decree, order or award of any Governmental Authority having jurisdiction over it, or (ii) any Applicable Law;

(ii)	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders; or

(iii)	any license or registration or any agreement, contract or commitment, written or oral which the Company is a party or subject to or bound by.

(f)	Terms of Participation Right. As at the date hereof, other than as disclosed to the Investor, the Company has not granted to any Person a participation right in respect of any Offering (a “Third Party Participation Right”) on terms that are more favourable to such Person than the terms of the Participation Right under Article 3 are to the Investor.

4.2	Representations and Warranties of the Investor

The Investor represents and warrants to the Company as follows and acknowledges and agrees that the Company is relying on such representations and warranties to enter into this Agreement:

(a)	Organization and Status. The Investor is duly incorporated and organized, and is validly subsisting, under the laws of Ontario and is up-to-date in the filing of all corporate and similar returns under the laws of that jurisdiction.

(b)	Corporate Power. The Investor has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(c)	Authorization. All necessary corporate action has been taken by the Investor to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

(d)	Enforceability. This Agreement has been duly executed and delivered by the Investor and (assuming due execution and delivery by the Company) constitutes a legal, valid and binding obligation of the Investor, enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)	Absence of Conflict. The execution and delivery of this Agreement by the Investor and the performance by the Investor of its obligations hereunder will not (whether after the passage of time or notice or both) conflict with, result in a violation or breach of, constitute a default or require any Consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(i)	to the knowledge of the Investor, any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

(ii)	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders; or

(iii)	any license or registration or any agreement, contract or commitment, written or oral which the Investor is a party or subject to or bound by.

Article 5
Covenants of the Company

5.1	Reporting Issuer Status and Listing of Common Shares

The Company shall, for a period of two years from the date of the Original Agreement, use commercially reasonable efforts to:

(a)	maintain the Company’s status as a “reporting issuer” not in default under the Canadian Securities Laws in each of the Reporting Jurisdictions; and

(b)	maintain the listing of the Common Shares on the TSX or another stock exchange in North America,

provided that these covenants shall not restrict or prevent the Company from engaging in or completing any transaction which would result in the Company ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on any of the foregoing stock exchanges so long as the holders of Common Shares receive cash or securities of an entity which is listed on any of the foregoing stock exchanges or the holders of the Common Shares have approved the transaction.

5.2	No Conflict With Shareholders’ Rights Plan

The Company covenants and agrees that any shareholder rights plan or similar instrument adopted by the Company shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its Participation Right or Top-up Right.

5.3	Subsidiary Security Issuances

Other than pursuant to the Camino Rojo Option Agreement, the Company shall not agree to, undertake or cause, or permit to occur, any offering, sale, transfer or issuance of any securities of any subsidiary to any Person other than the Company or an Affiliate of the Company. The Company shall cause its subsidiaries to conduct their business and affairs in a manner consistent with, and so as to give full effect to, all of the terms and conditions of this Agreement.

5.4	Grant of Additional Third Party Participation Rights

If the Participating Percentage is at least 5.0% and the Company grants to any Person a Third Party Participation Right on terms that are more favourable to such Person than the terms of the Participation Right under Article 3 are to the Investor, the Company shall promptly, but no later than three Business Days after granting such Third Party Participation Right: (i) notify the Investor in writing of such Third Party Participation Right; and (ii) offer to amend the terms of this Agreement to provide the Investor with a participation right that is substantially equivalent to the Third Party Participation Right.

Article 6
COVENANTS OF the INVESTOR

6.1	Investor Voting

The Investor agrees, for a period of 18 months from the date of the Original Agreement, that it shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Affiliates to, in respect of any matter submitted to the shareholders at a meeting of the shareholders or any action by written consent of the shareholders, including in respect of the election of management’s nominees for directors of the Company, either to vote for (or cause to be voted) all of the Common Shares held by it from time to time in accordance with the recommendations of the Board or management of the Company or to abstain from voting such Common Shares on such matter; except that the foregoing shall not apply in the case of voting or actions by written consent in respect of, in connection with or related to:

(a)	any issuer bid, insider bid, related party transaction or business combination within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions or any take-over bid within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(b)	any amendment to the Constating Documents of the Company, other than immaterial changes that are administrative in nature;

(c)	any matter in relation to which a recognized proxy advisor is recommending against the recommendation of management of the Company or the Board on any resolution of shareholders;

(d)	any disposition of: (i) the Company’s direct or indirect interest in either of the Projects; or (ii) assets for consideration equal to or greater than 50% of the market capitalization of the Company immediately prior to the entering into of such transaction;

(e)	any proposed distribution of Common Shares or Convertible Securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding (on a non-diluted basis) immediately prior to the closing thereof; or

(f)	in any circumstances where:

(i)	the Company, its Affiliates or their respective directors and officers are not in compliance with this Agreement; or

(ii)	the Company, its Affiliates or their respective directors and officers are not in compliance with all Applicable Laws (including, without limitation, applicable Canadian Securities Laws or the rules and policies of the Exchange), except for immaterial non-compliance on an isolated basis that is cured to the reasonable satisfaction of the Investor within 30 days, in which case the Investor shall be entitled to vote its Common Shares at its sole discretion. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, any Investor Nominee on the Board will not be required to vote in accordance with the recommendations of the Board or management of the Company but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit (and which discretionary voting will not, for the avoidance of doubt, be considered a breach of this Section 6.1).

6.2	Share Dispositions

(a)            Subject to Sections 6.2(b) and 6.2(c), for so long as the Participating Percentage is at least 5.0%, if the Investor or its Affiliates wish to sell more than 5% of the then issued and outstanding Common Shares in one transaction or a series of related transactions (a “Proposed Private Sale”), then:

(i)	the Investor shall give written notice to the Company of the Proposed Private Sale (the “Sale Notice”), which Sale Notice shall contain the total number of Common Shares proposed to be sold pursuant to the Proposed Private Sale and any other terms and conditions of such sale;

(ii)	except in circumstances where such designation is not reasonably possible or is not permitted by law, the Company shall have the right to designate, by notice in writing to the Investor (the “Purchaser Notice”) within five Business Days following delivery of the Sale Notice (the “Sale Period”) a single purchaser (a “Private Sale Purchaser”) who shall be acceptable to the Company and the Investor, each acting reasonably, and capable of closing, and willing to close, the Proposed Private Sale on the terms set out in the Sale Notice within eight Business Days of the receipt of the Purchaser Notice by the Investor;

(iii)	the Investor shall in good faith negotiate with the Private Sale Purchaser a price and the other transaction terms for the Proposed Private Sale within three Business Days following receipt of the Purchaser Notice by the Investor;

(iv)	in the event that a Purchaser Notice is delivered by the Company and the requirements set out in Sections 6.2(a)(ii) and 6.2(a)(iii) are satisfied, the Investor shall be required to complete the Proposed Private Sale with the Private Sale Purchaser; and

(v)	in the event that the Company fails to designate a Private Sale Purchaser within the Sale Period, or the requirements of Sections 6.2(a)(ii) and 6.2(a)(iii) are otherwise not satisfied, then the Investor may sell, transfer or otherwise dispose of the Common Shares that were the subject of the applicable Sale Notice without any restriction or limitation, provided that if the Investor does not complete the Proposed Private Sale (or an alternative disposition transaction) within 120 days of the date of the Sale Notice, the provisions of this Section 6.2 shall again apply.

(b)            Subject to 6.2(c), the Investor shall not, without the prior consent of the Company, sell Common Shares if, to the knowledge of the Investor (after reasonable inquiry in the case of a private transaction) the purchaser, together with its Affiliates and any Person acting jointly and in concert with the purchaser (within the meaning of applicable Canadian Securities Laws), would as a result of such sale acquire more than 19.99% of the issued and outstanding Common Shares as of the closing of such sale.

(c)            Sections 6.2(a) and 6.2(b) do not apply to:

(i)	sales by the Investor of Common Shares through the facilities of the TSX;

(ii)	Transfers by the Investor of Common Shares to an Affiliate of the Investor, provided that such Affiliate agrees in writing to be bound by this Agreement (in which case the Affiliate will also be entitled to the Investor’s rights under this Agreement);

(iii)	dispositions of Common Shares by the Investor pursuant to: (A) a take-over bid for which a circular has been delivered to shareholders of the Company in accordance with Canadian Securities Laws or other Applicable Laws, or (B) in connection with a statutory arrangement or other business combination involving the Company; or

(iv)	the grant of any encumbrance in respect of all or part of the Common Shares and any Transfer of any such Common Shares by reason of the exercise of any rights, powers or remedies under or in relation to such encumbrance.

Article 7
MISCELLANEOUS

7.1	Termination of Existing Agreements

The Investor and the Company hereby: (i) confirms that the Participation Right Agreement and the Technical Services Agreement were terminated as of the date of the Original Agreement; and (ii) agree that the Original Agreement is hereby amended and restated as of the date hereof, in each case, without affecting the validity of, or rights and obligations of the parties arising in connection with, any action taken by the Investor or the Company in accordance with such agreements prior to the date hereof.

7.2	Termination

This Agreement, other than the rights and obligations of the parties under Section 7.4, shall terminate and the rights and obligations of the parties hereunder shall cease immediately at such time as the Investor ceases to hold Common Shares representing at least 5% of the issued and outstanding Common Shares. The rights and obligations of the parties under Section 7.4 shall terminate on the date the Investor ceases to hold any Common Shares or Convertible Securities.

7.3	Right to Information

From and after the date hereof, at the request of the Investor, the Company shall provide the Investor with monthly exploration reports updating the status of the Company’s work programs on the Projects including, but not limited, reasonable access to the Company’s scientific and technical data, work plans and programs, permitting information and results of operations. The Company shall not be obligated to provide a monthly exploration report if one has not been prepared for internal use. Following the delivery of each report the Company shall use commercially reasonable efforts to respond to reasonable questions and inquiries from the Investor with respect to the report and the contents thereof. The Investor agrees to treat all information provided to it pursuant to this Section 7.3 (whether disclosed in writing, orally, visually, electronically or by any other means) as Evaluation Material (as such term is defined in the Confidentiality Agreement) in accordance with the terms of the Confidentiality Agreement.

7.4	Technical Assistance

The parties acknowledge that the Investor or its Affiliates may be requested, from time to time, to provide technical assistance, advice, information or services (collectively, the “Technical Assistance”) to the Company relating to one or more of the Company’s mineral projects. Subject to any written agreement between the parties to the contrary, in connection with the provision of any such Technical Assistance by the Investor or its Affiliates, the Company hereby acknowledges and agrees as follows:

(a)	the Investor and its Affiliates are under no obligation to provide any Technical Assistance to the Company and may cease providing Technical Assistance at any time or from time to time;

(b)	neither the Investor nor its Affiliates will receive any remuneration in consideration for the provision of any Technical Assistance to the Company;

(c)	without the prior written consent of the Investor, which consent shall not be unreasonably withheld, the Company shall not, in any communication or agreement with a third party or in any public statement or publicly filed or disseminated document of the Company: (i) describe or refer to any Technical Assistance requested from or provided by the Investor or its Affiliates; or (ii) refer to the Investor or any of its Affiliates by name;

(d)	the Investor and its Affiliates expressly disclaim and make no representation or warranty, express or implied, as to the accuracy, completeness, usefulness or reliability of any Technical Assistance, and the Company will use the Technical Assistance at the Company’s own risk;

(e)	in no event shall the Investor, any of its Affiliates or any of their respective directors, officers, employees or agents be liable for any indirect, special, consequential, incidental or punitive damages of any sort, loss of profits, failure to realize expected savings, loss of revenues or loss of use of any properties or capital, whether or not any such damages or claims were foreseeable, relating to, in connection with or arising out of the provision by the Investor or any of its Affiliates of Technical Assistance to the Company; and

(f)	the Company agrees to indemnify and hold harmless the Investor and each of its Affiliates, and their respective directors, officers, employees and agents (each, an “Indemnified Party”), to the full extent lawful, from and against any and all expenses, losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity or to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise (collectively, “Losses”) insofar as such Losses relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the provision of Technical Assistance by the Investor or its Affiliates. Notwithstanding the foregoing, the Company is not obligated to indemnify or hold harmless the Indemnified Party for any Losses if such Losses arise out of or result from the Indemnified Party’s negligence, wilful misconduct, fraud or criminal activity.

7.5	Notices

(a)            Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

Agnico Eagle Mines Limited
145 King Street East, Suite 500
Toronto, ON M5C 2Y7

Attention:   Carol Plummer, Vice President Corporate Development
E-mail:          [personal information redacted] with a copy to [personal information redacted]

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:   Patricia Olasker
E-mail:          [personal information redacted]

(ii)	in the case of the Company:

Orla Mining Ltd.
202-595 Howe Street
Vancouver, British Columbia V6C 2T5

Attention:   Etienne Morin, Chief Financial Officer
E-mail:          [personal information redacted]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention:      Jen Hansen
E-mail:          [personal information redacted]

(b)            Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)            Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 7.5.

7.6	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.7	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Company, to an Affiliate of the Investor, provided that any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Company a duly executed undertaking to such effect in form and substance satisfactory to the Company, acting reasonably.

7.8	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

7.9	Expenses

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

7.10	Public Disclosure

The Company shall not issue any press release or publicly filed or disseminated document referencing, in any way, the Investor, unless: (i) the Company has obtained the Investor’s prior written consent to such disclosure, which consent shall not be unreasonably delayed or withheld; or (ii) the Company determines that such disclosure is required by Applicable Law. In addition, the Company shall provide the Investor with a reasonable opportunity to review and comment on each press release or publicly filed or disseminated document of the Company relating or referencing, in any way, the Investor, this Agreement or the transactions contemplated herein prior to the issuance thereof and incorporate any comments provided by the Investor, to the extent commercially reasonable. For greater certainty, the Investor hereby consents to the Company filing a copy of this Agreement on SEDAR, if required.

7.11	Further Assurances

Each of the parties shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.12	Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

7.13	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

Agnico Eagle Mines Limited

by	(signed) “Chris Vollmershausen”
	Name:	Chris Vollmershausen
	Title:	Vice-President, Legal

ORLA MINING LTD.

by	(signed) “Etienne Morin”
	Name:	Etienne Morin
	Title:	Chief Financial Officer

Signature Page – Investor Rights Agreement